SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, May 13, 2016 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CC, Fitch: C and Moody’s: Caa3) the largest low-cost and best-fare airline in Latin America, announces the preliminary numbers of air traffic for April 2016 and the accumulated of 2016. The comparisons refer to the same period of 2015.

GOL's Highlights

|           The number of departures and seats in the total system decreased by 21.9% and 11.5%, in the month and year-to-date, respectively. These results represent the major monthly adjustment already implemented by GOL since its foundation and are in accordance with its guidance of decrease the number of departures and seats between 15 and 18% for 2016.

|           In line with the ongoing Restructuring Plan and due to the new network fully implemented on May 1, 2016, GOL currently has 16 aircraft out of operation that are waiting for the development of its fleet's readjustment project.

|           The domestic supply decreased by 15.2% in April and by 6.6% in the year, when compared to the same periods of 2015. In turn, the domestic demand decreased 19.2% in April, with a load factor of 76.1% and, in the year -to-date it fell 9.0%, with a load factor of 77.1%.

|           In the international market of the month of April, capacity and demand fell by 16.8% and 11.9%, respectively, leading the load factor to 74.4% - which represents an increase of 4.2 p.p. Year-to-date, supply and demand on the same market decreased 18.1% and 12.0%, respectively, resulting in a load factor 5.4 p.p. higher, at 77.5%.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

In 15 years of history, GOL Linhas Aéreas Inteligentes helped build links, bringing people closer and reducing distances with safety and intelligence. The company played an important role in the democratization of air travel in Brazil, contributing to enable approximately 17 million people to fly for the first time, becoming the largest low-cost and best-fare airline in Latin America. GOL is also the leading company in terms of on-time performance and number of passengers carried in the domestic market, both in the leisure and corporate segments – according to Infraero.

GOL has the highest supply of seats with ANAC’s "A" seal, providing even more comfort in its 800 daily flights to 65 domestic and international destinations in South America and the Caribbean.

The company maintains strategic alliances with three major global partners: Delta Air Lines, Air France and KLM, allowing it to offer twelve codeshare and more than 70 interline agreements, bringing more convenience and facilitating connections to any destination of these alliances.

Through SMILES, GOL’s loyalty program, passengers can accumulate miles and redeem tickets to more than 160 countries and 800 destinations worldwide. The Company also operates Gollog, which retrieves and delivers cargo and packages to and from approximately 2,500 cities in Brazil and ten abroad.

1	GOL Linhas Aéreas Inteligentes S.A.

Operational data*	Apr/16	Apr/15	% Var.	4M16	4M15	% Var.	Apr/16 UDM	Apr/15 UDM	% Var.
Total System
Departures	20,194	25,843	-21.9%	94,393	106,657	-11.5%	303,638	319,963	-5.1%
Seats	3,359	4,299	-21.9%	15,729	17,777	-11.5%	50,482	53,397	-5.5%
ASK (mm)	3,343	3,952	-15.4%	15,604	16,984	-8.1%	48,362	50,040	-3.4%
RPK (mm)	2,536	3,106	-18.4%	12,033	13,278	-9.4%	37,164	38,843	-4.3%
Load Factor	75.9%	78.6%	-2.7 p.p	77.1%	78.2%	-1,1 p.p	76.8%	77.6%	-0,8 p.p
Pax on board	2,437	3,258	-25.2%	11,480	13,379	-14.2%	36,969	40,128	-7.9%
Domestic
Departures	19,041	24,496	-22.3%	89,316	100,846	-11.4%	287,460	302,675	-5.0%
Seats	3,157	4,063	-22.3%	14,840	16,754	-11.4%	47,656	50,363	-5.4%
ASK (mm)	2,934	3,460	-15.2%	13,790	14,768	-6.6%	42,469	43,620	-2.6%
RPK (mm)	2,232	2,761	-19.2%	10,627	11,682	-9.0%	32,847	34,262	-4.1%
Load Factor	76.1%	79.8%	-3.7p.p.	77.1%	79.1%	-2.0 p.p.	77.3%	78.5%	-1.2p.p.
Pax on board	2,291	3,093	-25.9%	10,792	12,634	-14.6%	34,926	37,975	-8.0%
International
Departures	1,153	1,347	-14.4%	5,077	5,811	-12.6%	16,178	17,288	-6.4%
Seats	202	236	-14.5%	889	1,023	-13.1%	2,826	3,034	-6.9%
ASK (mm)	409	491	-16.8%	1,815	2,216	-18.1%	5,893	6,420	-8.2%
RPK (mm)	304	345	-11.9%	1,406	1,597	-12.0%	4,317	4,581	-5.8%
Load Factor	74.4%	70.2%	4.2 p.p.	77.5%	72.1%	5.4 p.p.	73.3%	71.3%	2.0 p.p.
Pax on board	146	165	-11.6%	688	744	-7.6%	2,043	2,154	-5.1%

  * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.